

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 1, 2009

By U.S. Mail and Facsimile to: (216) 357-6515; (216) 479-8780

Daniel R. Stolzer, Esq.
Vice President, Deputy General Counsel and Assistant Secretary
KeyCorp
127 Public Square
Cleveland, Ohio 44114-1306

> **Re: KeyCorp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 24, 2009**
> **File No. 333-159490**

Dear Mr. Stolzer:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note your response to comment 2 in our letter dated June 18, 2009. Please be advised that you should allow adequate time for the staff to review any new or revised information in any future amendments to the registration statement, including the omitted pricing data and related information.

Questions and Answers about the Exchange Offer, page 4

What consideration are we offering in exchange for the Trust…, page 5

2.   You state in the second to last paragraph on page 5 that the Relevant Price is equal to the Average VWAP of your Common Shares during "the last five consecutive trading days of the Exchange Offer period." This definition of Relevant Price is inconsistent with the definition used elsewhere in the prospectus. Please revise to resolve the inconsistency.

The Exchange Offer, page 38

Other Transactions, page 39

3.   You disclose on page 39 that you have generated $126.594 million of Tier 1 common equity through certain asset sales and expect to raise part of the remaining amounts of Tier 1 common equity capital required under the SCAP through certain other asset sales. Please discuss, with a view towards revised disclosure, the nature of the assets that have been and are expected to be sold in connection with the company's capital plan.

Material U.S. Federal Income Tax Consequences, page 63

4.   We note your response to comment 16 in our letter dated June 18, 2009. We also note that counsel's opinion supporting the tax matters and consequences for this transaction relies upon certain other opinions of counsel related to other transactions. To the extent that counsel relies on these other opinions in issuing its opinion, please file or incorporate by reference these opinions as exhibits to the registration statement. Please also include the consent of counsel for each of these opinions pursuant to Item 601(b)(23) of Regulation S-K.

5.   Revise the first paragraph to clarify that the disclosure, as it describes the material federal income tax consequences, is the opinion of Squire, Sanders & Dempsey L.L.P.

6.   Since counsel indicates that the treatment of the underlying debentures as Keycorp's indebtedness is "not free from doubt," revise your disclosure to indicate the reason for counsel's uncertainty.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Daniel G. Berick, Esq.
James J. Barresi, Esq.
Squire, Sanders & Dempsey L.L.P.
(By facsimile)